
SEC MAIL PROCESSING
RECEIVED
MAR - 1 2012
WASH, D.C.
196
SECTION



CM

SECURI ION

12060327

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 67596

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESPOSITO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 CRESCENT COURT SUITE 650
(No. and Street)

DALLAS	TEXAS	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOEL COLPITTS 214-855-2150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

1717 MAIN ST.	DALLAS	TEXAS	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOEL COLPITTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESPOSITO SECURITIES, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEMPLES KAY KENNARD
MY COMMISSION EXPIRES
April 4, 2014

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered Public Accounting Firm

Esposito Securities, LLC

December 31, 2011

Esposito Securities, LLC

Contents



Report of Independent Registered Public Accounting Firm

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

The Members
Esposito Securities, LLC

We have audited the accompanying statement of financial condition of Esposito Securities, LLC (a Texas limited liability corporation) (the "Company") as of December 31, 2011, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Esposito Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and Schedule II is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
February 29, 2012

Esposito Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

ASSETS	
Cash and cash equivalents	$2,301,368
Cash with clearing organization, restricted	1,850,000
Receivables from brokers, dealers and clearing organizations	118,533
Securities owned, at market value	17,323
Prepaid expenses and other assets	95,438
Furniture, fixtures, vehicles and equipment, at cost, net of accumulated depreciation of $248,396	62,256
TOTAL ASSETS	$4,444,918

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 393,335
Securities sold, not yet purchased, at market value	1,409
Other current liabilities	50,707
Total liabilities	445,451
COMMITMENTS AND CONTINGENCIES (Note 6)	
MEMBERS' EQUITY	
Members' equity	3,999,467
TOTAL LIABILITIES AND MEMBERS' EQUITY	$4,444,918

The accompanying notes are an integral part of this financial statement.

Esposito Securities, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2011

REVENUE	
Commissions	$6,424,277
Trading income	142,505
Total revenue	6,566,782
EXPENSES	
Employee compensation and benefits	1,555,622
Clearing costs	2,366,992
General and administrative	563,481
Occupancy and equipment	228,163
Depreciation	62,462
Advertising and communications	117,477
Interest expense	31,735
Total expenses	4,925,932
Gain on litigation settlement	1,450,000
Net income before income taxes	3,090,850
INCOME TAX EXPENSE	-
Net income	$3,090,850

The accompanying notes are an integral part of this financial statement.

Esposito Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2011

Balance, January 1, 2011	$ 3,352,908
Withdrawals	(2,594,291)
Contributions	150,000
Net income	3,090,850
Balance, December 31, 2011	$ 3,999,467

The accompanying notes are an integral part of this financial statement.

Esposito Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2011

Cash flow from operating activities	
Net income	$ 3,090,850
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	62,462
Changes in operating assets and liabilities	
Receivables from brokers, dealers and clearing organizations	(39,441)
Securities owned	1,422,822
Prepaid expenses and other current assets	82,969
Accounts payable and accrued expenses	(113,986)
Securities sold, not yet purchased	(880,475)
Other current liabilities	(16,224)
Net cash provided by operating activities	3,608,977
Cash flows from investing activities	
Purchases of furniture, fixtures, vehicles and equipment	(9,111)
Net cash used in investing activities	(9,111)
Cash flows from financing activities	
Payments to members	(2,586,087)
Contributions by members	150,000
Net cash used in financing activities	(2,436,087)
Net increase in cash and cash equivalents	1,163,779
Cash and cash equivalents, beginning of year	1,137,589
Cash and cash equivalents, end of year	$ 2,301,368
Supplemental disclosure of cash flow information	
Cash paid for income taxes	-
Cash paid for interest	31,735
Non-Cash Transaction:	
Fixed assets distributed to members	$ 8,204

The accompanying notes are an integral part of this financial statement.

Esposito Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Esposito Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was formed in December 2006 as a Texas Limited Liability Company, was capitalized in August 2007, and began operating as a broker-dealer in September 2007. The Company provides several value-added institutional brokerage services to its clients including electronic and algorithmic trading. The Company is a limited liability company with two members. During the year there was a change in the ownership structure of the Company whereby the majority owned member of the Company acquired entire interest of the minority member partner through his wholly owned entity.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. As of December 31, 2011 the Company had no bank deposit accounts in excess of federally insured limits The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company does not believe it is exposed to any significant counterparty credit risk.

Cash and cash equivalents

Cash and cash equivalents consists of unrestricted cash held by depository institutions and the clearing broker that are readily convertible into cash and purchased with original maturities of three months or less.

Restricted Cash

Restricted cash consists of deposits and compensating balances required to be maintained with clearing brokers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - Continued

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expenses related to customer' securities and commodities are reported on a trade date basis.

Amounts receivable and payable are recorded for securities transactions that have not reached their contractual settlement date. Securities owned and securities sold, not yet purchased are valued at market value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations as trading income.

Receivables

Receivables from brokers, dealers and clearing organizations are stated at the amount management expects to collect from outstanding balances. Management provides for uncollectible amounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to bad debt expense in the period uncollectability is determined. As of December 31, 2011, there was no allowance for uncollectible receivables.

Income Taxes

The Company has elected to have its income taxed as a partnership under provisions of the Internal Revenue Code. Under these provisions, the Company does not pay income taxes on its federal taxable income; rather, the members are liable for any federal taxes resulting from the Company's operations. The Company is subject to the Texas Margin Tax, which is imposed on gross revenue generated by the Company. The related expense is reflected as provision for income tax expense or benefit on the accompanying statement of operations. Income tax expense for fiscal year 2011 was minimal and was fully offset by refund receivable for prior periods.

As required by the uncertain tax position guidance of Accounting Standards Codification (ASC) 740, *Income Taxes,* the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

All interest and penalties related to income tax are charged to income tax expense. All tax positions taken related to the Company, for which the statute of limitations remained open, have been reviewed and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly the Company has no recorded an income tax liability for uncertain tax positions. The company files state franchise tax returns, which remain open for examination for the previous five year period.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - Continued

Depreciation

Furniture, fixtures, vehicles and equipment are stated at cost. Repairs and maintenance that do not increase the useful lives of the related assets are expensed as incurred. Depreciation commences when property and equipment are available and ready for use and is computed using the straight-line method over useful lives of two to five years.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Expenses

The Company expenses advertising costs as incurred. Total advertising expense amounted to $117,477 for the year ended December 31, 2011.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Partnership's policy is to account for all securities owned and securities sold, not yet purchased on a fair value basis.

Under fair value accounting standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- *Level 1* - Quoted prices in an active market for identical assets or liabilities. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

- *Level 2* - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

- *Level 3* - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Common equity securities - Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1. Common stocks traded on inactive markets or valued by reference to similar instruments are categorized in Level 2.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

The following table summarizes by level within the fair value hierarchy securities owned, at market value, and securities sold, not yet purchased, at market value, as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Securities owned, at market value				
Corporate equity securities	$17,323	$ -	$ -	$17,323
Securities sold, not yet purchased				
Corporate equity securities	$ (1,409)	$ -	$ -	$ (1,409)

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. If the net capital ratio exceeds 10 to 1, the Company may not withdraw equity capital or pay cash dividends. At December 31, 2011, the Company had net capital of $3,810,449 which was $3,710,449 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

NOTE 5 - FURNITURE, FIXTURES, VEHICLES AND EQUIPMENT

Furniture, fixtures, vehicles and equipment consisted of the following at December 31, 2011:

Computer hardware	$ 151,607
Furniture, fixtures and vehicles	159,045
	310,652
Less accumulated depreciation	(248,396)
	$ 62,256

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company has entered into certain non-cancelable operating leases for its office building. The lease has escalation clause and extends through January 31, 2014. Rental expense under the Company's operating lease agreements was $228,163 for the year ended December 31, 2011.

NOTE 6 - COMMITMENTS AND CONTINGENCIES - Continued

Future minimum rental payments required under the Company's operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2011 were as follows:

2012	$118,641
2013	118,641
2014	9,911
Total minimum lease payments	$247,193

In the general course of its business, the Company is named as a defendant in certain lawsuits and arbitration proceedings. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations. During the year, a litigation relating to a prior employee breach of agreement was settled and the Company was awarded $1,450,000 from the arbitration which is recorded as gain on litigation settlement in Statement on Operations.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 29, 2012, the date the financial statements were available to be issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Esposito Securities, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2011

NET CAPITAL		
Total members' equity		$3,999,467
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		3,999,467
ADD:		
A. Liabilities subordinated to claims of general creditors allowable		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		-
DEDUCTIONS AND/OR CHARGES		
A. Non-allowable assets	-	
Receivable from brokers or dealers	27,719	
Other receivables	-	
Other assets	95,438	
Furniture, fixtures, vehicles and equipment, net	62,256	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities – proprietary capital charges	-	
D. Other deductions and/or charges	-	(185,413)
Net capital before haircuts on securities positions		3,814,054
HAIRCUTS ON SECURITIES POSITIONS		
A. Contractual securities commitments	-	
B. Deficit in securities collateralizing secured demand notes	-	
C. Trading and investment securities		
1. Exempt securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	2,598	
D. Undue concentration	-	
E. Other	1,007	(3,605)
Net capital		3,810,449

Esposito Securities, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 - CONTINUED

December 31, 2011

AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition		$ 445,451
LESS:		
Securities sold not yet purchased, at market value		(1,409)
ADD:		
A. Drafts for immediate credit	$ -	
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
C. Other unrecorded amounts	-	-
Total aggregate indebtedness		$ 444,042
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 29,602
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (larger of above)		$ 100,000
Excess net capital		$3,710,449
Net cap less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net cap requirement		$3,690,449
Percentage aggregate indebtedness to net capital		0.11 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Esposito Securities, LLC

SCHEDULE II - OTHER REQUIRED INFORMATION

December 31, 2011

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):
The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:
The Company is exempt from maintaining a special reserve account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as required by Rule 15c3-3:
Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.



Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

The Members
Esposito Securities, LLC

In planning and performing our audit of the financial statements of Esposito Securities, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our audit was also not designed to identify all deficiencies in internal control that might be significant deficiencies. We have identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them to management and those charged with governance on February 29, 2012.

Our consideration of internal control was for the limited purpose described in first and second paragraphs and would not identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control, including control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
February 29, 2012



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

To the Members
Esposito Securities, LLC
300 Crescent Court
Dallas, TX 75201

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC -7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Esposito Securities, LLC (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check copy) noting no differences;
2. Compared the amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2011, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and details from general ledger noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and details supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
February 29, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067596 FINRA DEC
ESPOSITO SECURITIES LLC 20*20
ATTN: JOEL COLPITTS
300 CRESCENT CT STE 650
DALLAS TX 75201-1540

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 15,928

B. Less payment made with SIPC-6 filed (exclude interest) (6,956)

7/29/11
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 8,972

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,972

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,972

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Esposito Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 29 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,016,784
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	323,357
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,306,402
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $16,020	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	16,020
Total deductions	1,645,779
2d. SIPC Net Operating Revenues	$ 6,371,005
2e. General Assessment @ .0025	$ 15,928

(to page 1, line 2.A.)